Exhibit (a)(10)


        [AMERICAN NATIONAL BANKSHARES INC., LETTERHEAD]




                                        FOR IMMEDIATE RELEASE
                                        May 9, 1997
                                        Contact:  Charles Ellis
                                        (804) 773-2260 - Day




American National Bankshares Inc. Announces Preliminary Results
                     of Self Tender Offer

      Danville, Va., May 9 - American National Bankshares Inc.
(OTC Bulletin Board:AMNB) announces the preliminary results of its self tender offer, which expired Thursday, May 8, 1997 at 5:00 p.m. New York City time.

      The preliminary count by American National Bank and Trust Company indicates 230,486 shares were tendered and not withdrawn at or below $27 per share. Therefore, the company expects to purchase at $27 per share all such shares tendered and not withdrawn.

      The determination of the actual number of shares to be purchased is subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure.

      The shares expected to be purchased represent approximately
7.03% of the 3,279,798 shares of common stock outstanding immediately prior to the commencement of the offer. After purchasing the shares, the company will have approximately
3,049,312 shares of common stock outstanding.

      American National Bankshares Inc. is the holding company of American National Bank and Trust Company, an eleven-office bank headquartered in Danville, Virginia.